EXHIBIT (2)(b)(vi)


                              THE KOREA FUND, INC.

On November 3, 2004, the Board of Directors of The Korea Fund, Inc. (the "Fund") adopted the following resolutions amending the Bylaws of the Fund.

         Article V, OFFICERS OF THE CORPORATION; OFFICERS OF THE BOARD, was amended to read as follows:

         Section 5.8. Treasurer and Assistant Treasurers. The Treasurer shall have general charge of the finances and books of account of the Corporation. Except as otherwise provided by the Board of Directors, he shall have general supervision of the funds and property of the Corporation and of the performance by the Custodian of its duties with respect thereto. He shall render to the Board of Directors, whenever directed by the Board, an account of the financial condition of the Corporation and of all his transactions as Treasurer; and as soon as possible after the close of each financial year he shall make and submit to the Board of Directors a like report for such financial year. He shall perform all acts incidental to the Office of Treasurer, subject to the control of the Board of Directors, and such other duties as may time to time be assigned to him by the Board of Directors, the President, the Chief Executive Officer or the Chief Financial Officer.

         Any Assistant Treasurer may perform such duties of the Treasurer as the Treasurer, the Chief Financial Officer, the Chief Executive Officer, the President, or the Board of Directors may assign, and, in the absence of the Treasurer, he may perform all the duties of the Treasurer.